Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 31, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___	Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 30, 2006, entitled “STRATEGY UPDATE FROM VODAFONE”.

30 May 2006

STRATEGY UPDATE FROM VODAFONE

Vodafone today sets out five key strategic objectives,  which have been developed in the context of the  changing landscape in the mobile industry and which draw on the Group’s strengths. Notable changes in the environment include customers increasingly seeking products and services which meet their total communications needs, a greater desire for simplicity and value, the emergence of new technologies, intensifying price competition and regulatory pressure. The objectives also reflect the differing growth rates that Vodafone is experiencing in different regions of the world.  The five strategic objectives are:

•      Reduce costs and stimulate revenues in Europe

•      Deliver strong growth in emerging markets

•      Innovate and deliver on customers’ total communications needs

•      Actively manage the portfolio to maximise returns

•      Align capital structure and shareholder returns policy to strategy

To recognise the different areas of focus throughout the business, as previously announced, Vodafone has organised its operations around three principal business units:

•      Europe, headed by Bill Morrow , and including all of Vodafone’s Western European controlled businesses

•      Eastern Europe, Middle East, Africa, Asia Pacific and affiliates (“EMAPA”), headed by Paul Donovan, containing all of Vodafone’s other businesses, including its emerging market portfolio

•      New Businesses, headed by Thomas Geitner,  with responsibility for the delivery of new communication services which address the converging areas of mobile, broadband and the internet.  Today Vodafone is outlining its approach to deliver on these five key strategic objectives in a series of presentations.

Cost reduction and revenue stimulation in Europe

The key areas of focus for the Europe region will be cost reduction and revenue stimulation, reflecting a more mature mobile marketplace.

In driving cost reduction, Vodafone will build on its existing One Vodafone programme, in addition to  implementing further methods of reducing its costs including outsourcing, advancing its shared services efforts and reducing overheads. In line with this approach, Vodafone has taken the decision to outsource its IT Application Development and Maintenance activities with likely savings of approximately 25-30% within 3 to 5 years against current annual costs of £560 million. Further initiatives include the centralisation of Network Supply Chain Management activities, with expected savings of 8% within 2 years, against a £3.3 billion annual external spend today.  Also, Vodafone’s regional consolidation of its data centres is expected to provide savings of 25-30% within 3-5 years, against a £320 million annual cost today.

Group overheads will also be reduced, resulting in operating expenditure savings and an expected reduction of more than 400 positions in the corporate centre and ensuring an appropriate balance between Group and local management of activities.

Regarding revenue stimulation, Vodafone aims to drive additional usage of voice and data services within its existing, sizable European base of customers. A variety of services are currently being rolled out as part of this effort, with high value customers being migrated from prepaid to contract plans, the introduction of “family plans” designed to stimulate greater usage, greater promotion of its Vodafone Passport roaming plans and the introduction of tariffs which encourage customers to utilise their mobile devices more extensively within their home and/or office.

Deliver strong growth in emerging markets

Emerging markets are expected to generate an increasing proportion of Vodafone’s growth in the next few years. Mobile penetration remains low in many fast growing emerging economies.

Vodafone has targeted significant growth in these markets and outperformance against the original business cases for recent acquisitions.  In its restructuring announcement, Vodafone highlighted the benefits of establishing a dedicated business unit focused on capturing growth in these markets.  Vodafone will today highlight the robust performance of its emerging market portfolio with its continued strong growth profile.

Innovate and deliver on our customers’ total communications needs

In the context of changing customer requirements and the growing convergence of mobile, broadband and the internet, Vodafone’s third strategy objective will be to innovate and deliver on customers’ total communications needs. A third business unit, “New Businesses” has been established to lead this effort.

Vodafone’s New Businesses unit will focus initially on three streams of activity, which together will be known as “Mobile Plus” and will allow Vodafone to target new sources of revenue. The first stream is focused on extending Vodafone’s service offerings in the home and at the office to meet customers’ growing voice and broadband data service needs, including the provision of DSL.  Vodafone Germany has today announced that it will launch bundled homezone products with DSL access provided by Arcor, in the third quarter of the current financial year. The second stream is focused on the integration of the mobile, PC and the internet at the application level, offering seamless interoperability of services. The third area of focus seeks to introduce advertising based services and business models that customers will view as the most appealing and acceptable.

Vodafone believes that its mobile centric approach in satisfying customers’ total communications needs will deliver competitive advantage in the marketplace as it focuses on customers’ two basic preferences – for mobility and personalisation.  Vodafone has already launched initial offerings in this area including Vodafone Zuhause in Germany and Vodafone Casa in Italy, which feature attractive homezone calling and data services.  Further services will be introduced over time. Vodafone Mobile Plus offerings will benefit from the upgrade of Vodafone’s 3G networks to HSDPA, which features greater capacity and higher data rates, the availability of complementary new broadband technologies including DSL and the opportunities for service creation based on IP technology.

Actively manage Vodafone’s portfolio to maximise returns

Vodafone will seek to optimise its portfolio of assets, either disposing of assets where it believes it cannot earn a superior return or investing in businesses where it believes it can create substantial additional value for shareholders.

Vodafone envisages a lower level of merger and acquisition activity in the future. Where value adding opportunities arise to acquire mobile assets, strict criteria will be applied. Firstly, targeted businesses should consolidate Vodafone’s presence in a local or regional market. Second, a clear path to control will need to be identified.

In addition, any acquisition must deliver an Investment Rate of Return exceeding the local, risk adjusted, cost of capital by at least 200 basis points and the return on invested capital should exceed the local, risk adjusted, cost of capital within 3 to 5 years.

Align capital structure and shareholder returns policy to strategy

Some of Vodafone’s businesses have entered a more mature phase, while several others are still exhibiting high growth. The Group will focus its operational execution based on the different profiles of its businesses. Consequently, financial policies have been set to reflect the balance of mature and growth businesses within the Group.

As a result, Vodafone today announced an increased, 60% dividend payout of adjusted earnings per share for FY05/06. Vodafone will continue to target a 60% payout in the future, with increases in dividends linked to the increase in its underlying earnings per share.

Vodafone has also announced that it is targeting a low Single A credit rating as it aligns its capital structure to its evolved strategy. The result is that Vodafone is announcing a further one time, £3 billion return to shareholders, which will be combined with the existing £6 billion return announced as a result of the sale of its Japanese business. This combined £9 billion will be returned to shareholders via a B Share scheme and associated share consolidation in August 2006. As a result of this one time return and the new target credit rating, Vodafone has no current plans for further share purchases or other one-off returns to shareholders.

Financial impact

As a result of focusing on its five key strategic objectives, Vodafone anticipates the financial impact will be as follows:

➢

In the Europe Region, Vodafone is targeting modest revenue growth over the medium term. As a result of its cost reduction initiatives, Vodafone is targeting flat operating expenditures in FY07/08 versus FY05/06. The net effect of this is that EBITDA margins are expected to decline slightly. However, with a capital expenditure-to-sales ratio of 10% in FY07/08, Vodafone continues to expect the Europe Region to generate considerable amounts of operating free cash flow.

➢

In the EMAPA region, Vodafone expects to see continued strong top line growth for several years with EBITDA margins being broadly stable as increased investments in customer growth are largely offset by scale efficiencies. The capital expenditure to sales ratio is expected to initially remain above 10%, although it is expected to trend towards 10% in the medium to long term.

➢

In the New Businesses area, Vodafone anticipates that its Mobile Plus strategy will account for approximately 10% of Group revenues in three to four years. Given an “infrastructure-light” approach, Vodafone expects modest levels of investment over the medium term.

Vodafone is now targeting outperformance on its original One Vodafone plans:

➢

Vodafone will continue through FY07/08 to measure the revenue performance of its key European operations by reference to targeting 1% revenue market share outperformance compared to principal competitors.

➢

With regards to costs, Vodafone previously committed to the combined capex and opex expenses being at around FY03/04 levels in FY07/08 for the 16 One Vodafone operations. Vodafone has decided to split out the capex and opex target into two separate parts for the Europe Region. The Europe Region accounts for over 85% of the remaining One Vodafone cost base and is therefore a logical evolution of its previous target.

➢

The updated targets for the European Region are, therefore, to hold FY07/08 opex flat against the FY05/06 results and, therefore, avoid a further £150-200million of future increases. Additionally, Vodafone will continue to target a 10% capex-to-sales efficiency, the result of which is that Vodafone expects to reduce FY07/08 capex by between £400-£500 million when compared to the current year.

Commenting on today’s announcement, Arun Sarin said:

“Vodafone has a strong market position, outperforming its principal competitors.  However we have been reviewing our strategy, given our continuing desire to meet our customers’ changing requirements.  I am encouraged by the opportunity to broaden our range of services for our customers and our more focused efforts to drive cost reduction and revenue stimulation in Europe, while we capitalise on growth opportunities in our emerging market businesses. I believe we are well positioned to continue our success in a changing environment.”

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Video interviews with Arun Sarin, Chief Executive and Andy Halford, Chief Financial Officer are available from midday on www.vodafone.com and www.cantos.com.

The press release contains forward-looking statements which are subject to risks and uncertainties because they relate to future events.  Some of the factors which may cause actual results to differ from these forward-looking statements can be found by referring to the information contained under the heading “Forward-looking Statements” in our  Preliminary Results Announcement for the year ended 31 March 2006 and under the heading “Risk Factors” in our Annual Report for the year ended 31 March 2005.  The Preliminary Results Announcement and our Annual Report can be found on our website (www.vodafone.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 31, 2006	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary